INSERT ACASH MANAGEMENT PORTFOLIO-N-SAR ITEM
#77H


As of June 30, 2003, Cash Management Institutional owned 33% of the Cash Management Portfolio, Cash Management Institutional Cash Reserves owned 54% of the Cash Management Portfolio, Cash Management Fund Investment owned 2% of the Cash Management Portfolio, Money Market Investment owned 5% of the Cash Management Portfolio, and Profunds owned 6% of the Cash Management Portfolio.









C:\TEMP\Exhibit A - Cash Management Portfolio.doc